Exhibit 99.1

Contact:
Rick Stewart

Alan Cooke

Chief Executive Officer	Chief Financial Officer

Amarin Corporation plc

Amarin Corporation plc

Phone +44 (0) 207 907 2442

Phone +44 (0) 207 907 2442

investor.relations@amarincorp.com

AMARIN REPORTS FIRST QUARTER 2005 RESULTS

Updates Progress with Miraxion

LONDON, United Kingdom, May 26, 2005 – Amarin Corporation plc (NASDAQSC: AMRN) today reported financial results for the quarter ended March 31, 2005.

For the quarter ended March 31, 2005, Amarin reported a net loss, including discontinued activities, of $3.4 million or 9 cents per American Depositary Share (ADS), compared with a net profit, including exceptional items, of $13.8 million or 77 cents per ADS in the quarter ended March 31, 2004.  In the comparative quarter ended March 31, 2004, excluding the exceptional items that amounted to an after-tax net gain of $16.1 million, Amarin reported a net loss of $2.3 million.

KEY HIGHLIGHTS

•                  Continuing activities - for the quarter ended March 31, 2005, Amarin incurred an operating loss from continuing activities of $3.3 million compared with an operating loss of $1.6 million for the comparative period in 2004, the increase reflecting the inclusion of Amarin Neuroscience Limited’s (previously Laxdale Limited) operating expenses of $1.4 million, following its acquisition in October 2004.

•                  Equity financing – on May 24, a registered offering of 13.7 million ADS’s raising gross proceeds for Amarin of $17.8 million was completed with institutional and other accredited investors, including certain directors and executive officers of Amarin.

•                  Debt eliminated – on May 24, simultaneous with the registered offering, Amarin’s remaining $2 million loan notes were redeemed for $2 million and the proceeds used to subscribe for approximately 1.5 million ADS’s pursuant to the loan agreement entered into by Amarin and its Chairman, Thomas Lynch, on October 7, 2004.  Amarin now has no debt other than working capital liabilities.

•                  Miraxion in Huntington’s disease – significant progress was made during the quarter and Amarin is on track to commence the planned phase III trials in mid 2005.

•                  Miraxion in depression – on January 12 and March 15, Amarin announced positive data analysis from its phase II depression program with Miraxion.  Amarin intends to licence its phase II depression program to a development and marketing partner for the U.S. and EU markets.

Rick Stewart, chief executive officer of Amarin, commented “we have been successful in achieving our key objectives to date this year.  The completion of our $17.8 million financing significantly strengthens our balance sheet and leaves Amarin essentially debt-free.  Operating resources have been focused on preparing for the upcoming phase III trials with Miraxion in Huntington’s disease.  Significant energy has been applied in collaborations with the Huntington’s Study Group and Euro-HD, to ensure that the trials begin as scheduled.”

Mr Stewart continued “with the specialized study groups and CRO in place, all U.S. sites selected, lead investigators appointed and the investigators’ meeting scheduled, we are right on track to achieve the stated objective of a mid-year commencement of the Huntington’s disease trials.  In addition, the data analysis announced during the quarter from our phase IIa clinical trials with Miraxion in difficult to treat depression is very promising.”

MIRAXION PROGRESS UPDATE

Huntington’s disease

Miraxion’s phase III trials are on schedule to commence in mid 2005.  In the U.S., 43 clinical trial sites have now been selected and the lead investigators appointed.  Approximately 300 patients will be recruited to the six month trial (TREND-I) which is expected to take 9 months to full recruitment.  An investigators’ meeting for the TREND-I clinical trial is scheduled to take place on June 8th and 9th in Philadelphia.   Protocols for both the U.S. and European trials are under review with the U.S. Food and Drug Administration.  Final discussions are progressing.

The Huntington Study Group (HSG), based at the University of Rochester, will conduct the U.S. clinical trial on behalf of Amarin.  The HSG is a non-profit group of physicians and other health care providers from medical centers in the U.S., Canada, Europe and Australia, experienced in the care of Huntington’s disease patients and dedicated to clinical research of Huntington’s disease.

The European clinical trial (TREND-II) will be conducted in collaboration with EURO-HD and a leading contract research organization (CRO). The trial will involve approximately 240 Huntington’s disease patients and will be conducted at up to 28 clinical trial sites in Europe. EURO-HD is a non-profit group of physicians and other healthcare professionals dedicated to the research and care of Huntington’s disease patients.

Depression

During the first quarter, Amarin made two announcements on the use of Miraxion to treat depressed patients who are unresponsive to standard treatment and have melancholic characteristics. It is estimated that this subgroup may represent approximately 20%–30% of all patients with depression.

On January 12, Amarin announced data analyzed from two exploratory phase IIa clinical studies that demonstrated significant clinical benefit of Miraxion in this subgroup, when used as either monotherapy or as adjunct therapy. On March 15, Amarin announced additional data analysis from a third exploratory phase IIa clinical trial, where Miraxion was used as adjunct therapy, which also demonstrated a significant superiority with Miraxion in this subgroup of depression patients. This data will be an important component in the design of subsequent clinical trials that may more accurately target patients with the greatest potential of responding to Miraxion.  Amarin intends to license Miraxion for depression to a development and marketing partner in the U.S. and E.U. markets.

FINANCIAL RESULTS – INCOME STATEMENT

The results for the quarter ended March 31, 2005 entirely represent continuing activities.  The comparative quarter’s results reflect continuing and discontinued activities.  The financial results are set out in detail in the financial tables below.

Continuing activities

For the quarter ended March 31, 2005, the operating loss from continuing activities was $3.3 million, compared with an operating loss of $1.6 million for the comparative period in 2004.

The increase is primarily due to the inclusion of Amarin Neuroscience Limited’s (Amarin Neuroscience’s) operating expenses of $1.4 million, following its acquisition in October 2004.  Amarin Neuroscience’s operating expenses reflect primarily the cost of research and development activities (including staff costs, third party contract costs and the costs of preparing for the planned phase III trials with Miraxion in Huntington’s disease) and the cost of maintaining and renewing Amarin’s portfolio of intellectual property.

Selling, general and administrative costs primarily represent Amarin’s head office operating expenses, business and corporate development costs and Amarin Neuroscience’s general and administrative costs of $0.4 million for the quarter.

The results for continuing activities for the comparative quarter ended March 31, 2004 represent Amarin’s head office operating expenses, including the cost of business and corporate development activities.

Discontinued activities

For the quarter ended March 31, 2005, there was no amount relating to discontinued activities.  For the comparative quarter ended March 31, 2004, Amarin earned a profit before interest of $22.9 million on discontinued activities reflecting:

(1) the results of Amarin’s disposed U.S. business for the period from January 1, 2004 to February 25, 2004, being the date upon which the business was sold to Valeant;

(2) an exceptional loss of $2.4 million on the disposal of Amarin’s U.S. operations and certain products to Valeant;

(3) an exceptional gain of $0.35 million, representing receipt during the quarter of an installment of the proceeds of sale of our Swedish drug delivery business to Watson in October 2003;

(4) an exceptional gain of $25.6 million on the settlement of debt obligations to Elan in February 2004; and

In the comparative quarter ended March 31, 2004, Amarin incurred a non-cash deferred tax accounting charge of $7.5 million on the exceptional gain referred to in (4) above.  This offsets a deferred tax asset of an equivalent amount included in the balance sheet as at December 31, 2003.

FINANCIAL RESULTS – BALANCE SHEET

Intangible Fixed Assets

At March 31, 2005, Miraxion had an intangible carrying value of $10.1 million, an increase of $6.2 million from $3.9 million at March 31, 2004.  The increase in the carrying value arises primarily from the acquisition accounting for Amarin Neuroscience in October 2004.

Debtors

Under United Kingdom tax legislation, Amarin Neuroscience is eligible for research and development tax relief. As the company is loss making, it can elect to surrender its eligible research and development tax losses and in return receive a payment from the Inland Revenue in respect of this research and development tax relief.  In Q1, 2005, Amarin recognised a tax credit of $0.1 million in respect of such research and development tax relief.  At March 31, 2005, included in debtors, is a total research and development tax relief receivable of $1.2 million.

Cash

At March 31, 2005, Amarin had cash of $6.0 million compared to $11.2 million at March 31, 2004.  Subsequent to the quarter end, on May 24, 2005, Amarin raised gross proceeds of $17.8 million through the completion of a registered offering of 13.7 million ADS’s.  After offering fees, expenses and the redemption of the remaining $2 million of loan notes in connection with the purchase of shares by Amarin’s chairman, Mr. Thomas Lynch, referred to below, the net proceeds were approximately $14.7 million.

At March 31, 2005, Amarin had total debt of $2.0 million classified as creditors due in less than one year in this press release.  This is reduced from debt of $5.0 million due at March 31, 2004.  Subsequent to the quarter end, on May 24, 2005, Mr Lynch exercised his option, simultaneously with the registered offering referred to above, and effectively converted the remaining $2 million of loan notes into 1.5 million ADS’s.  This followed the conversion of the first $3 million of loan notes to equity by Mr Lynch on October 7, 2004.  Amarin now has no debt other than working capital liabilities.

Amarin’s future financing strategy will depend on the timing of clinical trial expenditure on its development pipeline and on the level of revenue generated from its licensing and partnering activities.

CORPORATE STRATEGY

Amarin’s strategy is to directly commercialize its neurology pipeline in the U.S. and to partner it for geographic markets outside the U.S.  For indications outside neurology, such as, treatment-unresponsive depression, Amarin will partner its pipeline globally.  Amarin also intends to acquire and in-license neurology products that Amarin can develop and market directly in the U.S.

Amarin’s goal is to capitalize on its strong reputation in neuroscience and to become a leader in the development and commercialization of novel drugs that address unmet medical needs.

About Amarin Corporation

Amarin Corporation plc is a neuroscience company focused on the development and commercialization of novel drugs for the treatment of central nervous system disorders. Miraxion, Amarin’s lead development compound, is in phase III development for Huntington’s disease and in phase II development for treatment-unresponsive depression.

For press releases and other corporate information, visit our website at http://www.amarincorp.com.

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company’s actual results in future periods to be materially different from any performance suggested herein.  Such risks and uncertainties include, without limitation, the inherent uncertainty of pharmaceutical research, product development and commercialization, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports.  For more information, please refer to Amarin Corporation’s Annual Report for 2004 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission.  The Company assumes no obligation to update information on its expectations.